# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: QT Imaging Holdings, Inc., CIK 0001844505
CUSIP: 746962109
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 3 Hamilton Landing, Suite 160, Novato, California (CA), 94949
Date of event which requires filing of this statement: 03/21/2025
Filed by CIK 0001451693
Persons authorized to receive notices and communications: Dr. Avi S. Katz, 1731 Embarcadero Road, Suite 200, Palo Alto, California (CA), 94303, 650-276-7040

## Reporting persons
- GigAcquisitions5, LLC (CIK 0001844511): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Dr. Avi S. Katz (CIK 0001451693): type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 1,360,345; shared voting power 0; sole dispositive power 1,360,345; shared dispositive power 0; aggregate amount beneficially owned 1,360,345 (4.8% of the class)
  Comment: (7) and (9) This number of shares of Common Stock consists of: (i) 775,571 shares of Common Stock owned directly by the Reporting Person; (ii) warrants for the purchase of 571,441 shares of Common Stock that are exercisable within 60 days of the date of this Schedule 13D/A; and (iii) options for the purchase of 13,333 shares of Common Stock that are exercisable within 60 days of the date of this Schedule 13D/A. The Common Stock is held directly by the Reporting Person.
  
  (13) Calculation is based upon 27,653,210 shares of Common Stock of the Issuer issued and outstanding as March 28, 2025 as reported on the Issuer's Form 10-K filed with the Securities and Exchange Commission on March 31, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: QT Imaging Holdings, Inc.
Address of issuer's principal executive offices: 3 Hamilton Landing, Suite 160, Novato, California (CA), 94949
Comment: This Schedule 13D/A relates to shares of Common Stock, $0.0001 par value (the "Common Stock") of QT Imaging Holdings, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 3 Hamilton Landing, Suite 160, Novato, CA 94949.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D/A is being filed by GigAcquisitions5 and Dr. Avi S. Katz, a citizen of the United States and Israel who is the manager of GigAcquisitions5. Dr. Katz is currently a member of the Board of the Issuer.
Residence or business address: The business address of the Reporting Persons is 1731 Embarcadero Road, Suite 200, Palo Alto, California 94303.
Present principal occupation or employment: The Reporting Persons may be deemed to constitute a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act").
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: USA and Israel

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Except as disclosed in this Item 4, the Reporting Persons do not have any current plans or proposals that relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons, however, will take such actions with respect to the Reporting Persons' investments in the Issuer as deemed appropriate in light of existing circumstances from time to time and reserve the right to acquire or dispose of securities of the Issuer, to enter into hedging relationships with respect to such securities, or to formulate other purposes, plans, or proposals in the future depending on market conditions and/or other factors.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by each of the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons since the filing of Amendment No. 5 to this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of March 21, 2025, GigAcquisitions5 and Dr. Avi S. Katz have ceased to be beneficial owners of more than five percent of the Issuers Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
GigAcquisitions5 and Dr. Avi. S. Katz have previously entered into the Joint Filing Agreement attached as Exhibit 7.4 to the Original Schedule 13D with respect to the joint filing of this Schedule 13D.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- GigAcquisitions5, LLC: /s/ Dr. Avi S. Katz, Dr. Avi S. Katz, Member (04/02/2025)
- Dr. Avi S. Katz: /s/ Dr. Avi S. Katz, Dr. Avi S. Katz (04/02/2025)